Michael Kistler Attorney At Law 345 Park Avenue New York, NY 10154	Direct 212.407.4826 Main 212.407.4000 Fax 212.656.1526 mkistler@loeb.com

September 16, 2009

Mr. John Reynolds Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington, D.C. 20549

Re:	Advanced Medical Institute, Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Filed October 14, 2008 Form 10-Q for Fiscal Quarter Ended December 31, 2008 Filed February 12, 2009 File No. 000-29531

Dear Mr. Reynolds:

Reference is made to the Staff’s letter dated July 22, 2009, with respect to comments that remain outstanding relating to the Annual Report on Form 10-K for the fiscal year ended June 30, 2008 and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 of Advanced Medical Institute, Inc. (the “Company”).  The Company previously advised that it expected to be in a position to file a response no later than September 8, 2009.  Due to various factors, including additional time needed to review and respond to the Staff’s comments, as well as to amend the Company’s Annual Report on Form 10-K and Quarterly Report on 10-Q, the Company requires additional time to respond.  At this time the Company expects to be in a position to file a comprehensive response no later than September 30, 2009.

Please feel free to contact me at (212) 407-4826 with any questions or concerns in this regard.

Sincerely,

/s/ Michael Kistler

Michael Kistler, Esq.

cc:	Jacov Vaisman Chief Executive Officer

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